Exhibit 99.1

News release

Cenovus Energy announces pricing of tender offers for certain outstanding series of notes

Calgary, Alberta, September 19, 2023 – Cenovus Energy Inc. (TSX: CVE) (NYSE: CVE) announced today the total consideration payable in connection with its previously announced tender offers to purchase for cash: (i) up to $500,000,000 aggregate purchase price, excluding accrued and unpaid interest (the “Pool 1 Maximum Amount”), of its 5.250% Notes due 2037, 4.450% Notes due 2042, 5.200% Notes due 2043, 4.400% Notes due 2029, 5.400% Notes due 2047 and 4.250% Notes due 2027 (collectively, the “Pool 1 Notes”) and (ii) up to $500,000,000 aggregate purchase price, excluding accrued and unpaid interest (the “Pool 2 Maximum Amount” and, together with the Pool 1 Maximum Amount, the “Maximum Amounts”), of its 6.800% Notes due 2037 and 6.750% Notes due 2039 (collectively, the “Pool 2 Notes” and, together with the Pool 1 Notes, the “Notes”), subject to prioritized acceptance levels listed in the table below (“Acceptance Priority Levels”) and the terms and conditions of the tender offers.

References to "$" in this news release are to United States dollars, unless otherwise indicated.

The table below sets forth, among other things, the aggregate principal amount of each series of Notes validly tendered and not validly withdrawn as of 5:00 p.m., New York City time, on September 18, 2023 (the “Early Tender Date”) and expected to be accepted for purchase in each tender offer, the approximate proration factor for such Notes and the Total Consideration for each series of such Notes, as calculated at 10:00 a.m., New York City time, today, September 19, 2023.

	Title of Security	CUSIP/ISIN	Principal Amount Outstanding	Maximum Amount	Acceptance Priority Level(1)	Series Tender Cap(2)	U.S. Treasury Reference Security	Bloomberg Reference Page	Fixed Spread	Reference Yield	Principal Amount Tendered at Early Tender Date	Principal Amount Expected to be Accepted	Approximate Proration Factor	Total Consideration (3)(4)
Pool 1 Tender Offers	5.250% Notes due 2037	15135UAP4 / US15135UAP49 15135UAN9 / US15135UAN90 (144A) C23555AG7 / USC23555AG79 (Reg S)	$583,102,000	$500,000,000(5)	1	$250,000,000	3.875% UST due 8/15/33	FIT1	+ 175 bps	4.343%	$400,387,000	$250,000,000	62.49%	$922.21
	4.450% Notes due 2042	15135UAH2 / US15135UAH23	$97,004,000		2	N/A	4.375% UST due 8/15/43	FIT1	+ 200 bps	4.600%	$5,688,000	$5,688,000	100%	$769.18
	5.200% Notes due 2043	15135UAK5 / US15135UAK51	$28,549,000		3	N/A	4.375% UST due 8/15/43	FIT1	+ 205 bps	4.600%	$1,614,000	$1,614,000	100%	$840.93
	4.400% Notes due 2029	448055AP8 / US448055AP89	$239,598,000		4	N/A	4.375% UST due 8/31/28	FIT1	+ 145 bps	4.487%	$57,128,000	$57,128,000	100%	$927.97
	5.400% Notes due 2047	15135UAR0 / US15135UAR05 15135UAQ2 / US15135UAQ22 (144A) C23555AH5 / USC23555AH52 (Reg S)	$799,872,000		5	N/A	3.625% UST due 5/15/53	FIT1	+ 170 bps	4.420%	$571,507,000	$231,444,000	40.54%	$910.38
Pool 2 Tender Offers	6.800% Notes due 2037	448055AD5 / US448055AD59	$386,773,000	$500,000,000(6)	1	N/A	3.875% UST due 8/15/33	FIT1	+ 200 bps	4.343%	$195,551,000	$195,551,000	100%	$1,041.95
	6.750% Notes due 2039	15135UAF6 / US15135UAF66	$935,422,000		2	N/A	4.375% UST due 8/15/43	FIT1	+ 170 bps	4.600%	$398,009,000	$283,462,000	71.29%	$1,045.09
(1)     Subject to the Maximum Amounts, the Series Tender Cap (as defined below) and proration, the principal amount of each series of Notes that is expected to be purchased in each tender offer will be determined in accordance with the applicable Acceptance Priority Level (in numerical priority order) specified in this column.

(2)     The Pool 1 Notes with Acceptance Priority Level 1 (the “Capped Notes”) are subject to an aggregate principal amount sublimit of $250,000,000 (the “Series Tender Cap”).
(3)    Per $1,000 principal amount of Notes validly tendered prior to or at the Early Tender Date and accepted for purchase.
(4)    The Total Consideration for each series of Notes validly tendered prior to or at the Early Tender Date and accepted for purchase is calculated using the applicable Fixed Spread and is inclusive of the applicable Early Tender Payment. The Total Consideration for each series of Notes does not include accrued and unpaid interest, which will be payable in addition to the applicable Total Consideration.
(5)     Represents the maximum aggregate purchase price payable, excluding accrued and unpaid interest, in respect of the Pool 1 Notes that may be purchased in the tender offers.
(6)     Represents the maximum aggregate purchase price payable, excluding accrued and unpaid interest, in respect of the Pool 2 Notes that may be purchased in the tender offers.

The tender offers are being made upon the terms, and subject to the conditions, previously described in the offer to purchase dated September 5, 2023, as amended and supplemented by Cenovus’s news release on September 19, 2023 (as so amended, the “Offer to Purchase”). Cenovus refers investors to the Offer to Purchase for the complete terms and conditions of the tender offers.

Withdrawal rights for the Notes expired at 5:00 p.m., New York City time, on the Early Tender Date. The tender offers for the Notes will expire at 5:00 p.m., New York City time, on October 3, 2023, or any other date and time to which Cenovus extends the applicable tender offer, unless earlier terminated. As previously announced, Cenovus expects to elect to exercise its right to make payment on September 20, 2023 (the “Early Settlement Date”) for Notes that were validly tendered prior to or at the Early Tender Date and that are accepted for purchase. Cenovus intends to fund the purchase of validly tendered and accepted Notes on the Early Settlement Date with cash on hand and certain short-term borrowings.

Because the Pool 1 Notes validly tendered and not validly withdrawn prior to or at the Early Tender Date have an aggregate purchase price, excluding accrued and unpaid interest, that exceeds the Pool 1 Maximum Amount, Cenovus does not expect to accept for purchase all Pool 1 Notes that have been validly tendered and not validly withdrawn prior to or at the Early Tender Date. Rather, subject to the Pool 1 Maximum Amount, the Series Tender Cap and the Acceptance Priority Levels set forth in the table above, in each case as further described in the Offer to Purchase, Cenovus expects to accept for purchase all of the 4.450% Notes due 2042, 5.200% Notes due 2043 and 4.400% Notes due 2029 validly tendered and not validly withdrawn prior to or at the Early Tender Date. Because the aggregate principal amount of the Capped Notes validly tendered and not validly withdrawn prior to or at the Early Tender Date exceeds the Series Tender Cap, Cenovus expects to accept for purchase $250,000,000 aggregate principal amount of the Capped Notes validly tendered and not validly withdrawn prior to or at the Early Tender Date on a prorated basis using a proration factor of approximately 62.49%. Cenovus expects to accept for purchase the 5.400% Notes due 2047 validly tendered and not validly withdrawn prior to or at the Early Tender Date on a prorated basis using a proration factor of approximately 40.54%. Cenovus does not expect to accept for purchase any 4.250% Notes due 2027. As described further in the Offer to Purchase, Notes tendered and not accepted for purchase will be promptly credited to the tendering holder’s account. Additionally, because the Pool 1 Notes validly tendered and not validly withdrawn prior to or at the Early Tender Date have an aggregate purchase price, excluding accrued and unpaid interest, that exceeds the Pool 1 Maximum Amount, Cenovus does not expect to accept for purchase any Pool 1 Notes tendered after the Early Tender Date on a subsequent settlement date.

Because the Pool 2 Notes validly tendered and not validly withdrawn prior to or at the Early Tender Date have an aggregate purchase price, excluding accrued and unpaid interest, that exceeds the Pool 2 Maximum Amount, Cenovus does not expect to accept for purchase all Pool 2 Notes that have been validly tendered and not validly withdrawn prior to or at the Early Tender Date. Rather, subject to the Pool 2 Maximum Amount and the Acceptance Priority Levels set forth in the table above, in each case as further described in the Offer to Purchase, Cenovus expects to accept for purchase all of the 6.800% Notes due 2037 validly tendered and not validly withdrawn prior to or at the Early Tender Date. Cenovus expects to accept for purchase the 6.750% Notes due 2039 validly tendered and not validly withdrawn prior to or at the Early Tender Date on a prorated basis using a proration factor of approximately 71.29%. As described further in the Offer to Purchase, Notes tendered and not accepted for purchase will be promptly credited to the tendering holder’s account. Additionally, because the Pool 2 Notes validly tendered and not validly withdrawn prior to or at the Early Tender Date have an aggregate purchase price, excluding accrued and unpaid interest, that exceeds the Pool 2 Maximum Amount, Cenovus does not expect to accept for purchase any Pool 2 Notes tendered after the Early Tender Date on a subsequent settlement date.

The applicable Total Consideration listed in the table above will be paid per $1,000 principal amount of each series of Notes validly tendered and accepted for purchase pursuant to the applicable tender offer on the Early Settlement Date. Only holders of Notes who validly tendered and did not validly withdraw their Notes prior to or at the Early Tender Date are eligible to receive the applicable Total Consideration for Notes accepted for purchase. Holders will also receive accrued and unpaid interest on Notes validly tendered and accepted for purchase from the applicable last interest payment date up to, but not including, the Early Settlement Date.

All Notes accepted for purchase will be retired and cancelled and will no longer remain outstanding obligations of Cenovus.

Cenovus’s obligation to accept for payment and to pay for Notes validly tendered and not validly withdrawn in the tender offers is subject to the satisfaction of certain conditions described in the Offer to Purchase. Cenovus reserves the right, subject to applicable law, to (i) waive any and all conditions to any of the tender offers, (ii) extend or terminate any of the tender offers, (iii) further increase or decrease either of the Maximum Amounts and/or increase, decrease or eliminate the Series Tender Cap, or (iv) otherwise further amend any of the tender offers. Cenovus may take any action described in clauses (i) through (iv) above with respect to one or more tender offers without having to do so for all tender offers.

Information relating to the tender offers

Goldman Sachs & Co. LLC, BMO Capital Markets Corp. and MUFG Securities Americas Inc. are the dealer managers for the tender offers. Investors with questions regarding the terms and conditions of the tender offers may contact Goldman Sachs & Co. LLC at (800) 828-3182 (toll-free) or by email at gs-lm-nyc@ny.email.gs.com, BMO Capital Markets Corp. at (833) 418-0762 (toll-free) or (212) 702-1840 (collect) or by email at LiabilityManagement@bmo.com and MUFG Securities Americas Inc. at (877) 744-4532 (toll-free) or (212) 405-7481 (collect). D.F. King & Co., Inc. is the tender and information agent for the tender offers. Investors with questions regarding the procedures for tendering Notes may contact the tender and information agent by email at cve@dfking.com, or by phone at (212) 269-5550 (for banks and brokers only) or (888) 644-5854 (for all others, toll-free). Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance.

The full details of the tender offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders are strongly encouraged to read carefully the Offer to Purchase, including materials incorporated by reference therein, because they contain important information. The Offer to Purchase may be obtained from D.F. King & Co., Inc., free of charge, by calling (212) 269-5550 (for banks and brokers only) or (888) 644-5854 (for all others, toll-free).

This news release does not constitute an offer to purchase, or a solicitation of an offer to sell, or the solicitation of tenders with respect to the Notes. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation or sale would be unlawful. The tender offers are being made solely pursuant to the Offer to Purchase made available to holders of the Notes. None of Cenovus or its affiliates, their respective boards of directors, the dealer managers, the tender and information agent or the trustee, with respect to any series of Notes, is making any recommendation as to whether or not holders should tender or refrain from tendering all or any portion of their Notes in response to the tender offers. Holders are urged to evaluate carefully all information in the Offer to Purchase, consult their own investment and tax advisors and make their own decisions whether to tender Notes in the tender offers, and, if so, the principal amount of Notes to tender.

Advisory

Forward-looking Information

This news release contains certain forward‐looking statements and forward‐looking information (collectively referred to as “forward‐looking information”) within the meaning of applicable securities legislation about Cenovus’s current expectations, estimates and projections about the future of the company, based on certain assumptions made in light of experiences and perceptions of historical trends. Although Cenovus believes that the expectations represented by such forward‐looking information are reasonable, there can be no assurance that such expectations will prove to be correct.

Forward-looking information in this document is identified by words such as “may”, “will”, “expect” or similar expressions and includes suggestions of future outcomes, including statements about: the purchase of the Notes and the timing thereof; the expected sources of funds for the tender offers; the deadlines, determination dates and settlement dates regarding the tender offers; increasing or decreasing the Maximum Amounts and/or increasing, decreasing or eliminating the Series Tender Cap; the payment of accrued and unpaid interest; the use of a proration factor in respect of the Capped Notes, the 5.400% Notes due 2047 and the 6.750% Notes due 2039; and the series of Notes to be accepted for purchase pursuant to the tender offers.

Developing forward-looking information involves reliance on a number of assumptions and consideration of certain risks and uncertainties, some of which are specific to Cenovus and others that apply to the industry generally. The factors or assumptions on which the forward‐looking information in this news release are based include, but are not limited to: risks related to the acceptance of any tendered Notes, the availability of funding for the tender offers on acceptable terms, the expiration and settlement of the tender offers, the satisfaction of conditions to the tender offers, whether the tender offers will be consummated in accordance with the terms set forth in the Offer to Purchase or at all, and the timing of any of the foregoing.

The risk factors and uncertainties that could cause actual results to differ materially from the forward‐looking information in this news release include, but are not limited to: risks identified under “Risk Management and Risk Factors” and “Advisory” in Cenovus’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2022.

Except as required by applicable securities laws, Cenovus disclaims any intention or obligation to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that the foregoing lists are not exhaustive and are made as at the date hereof. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward‐looking information. For additional information regarding Cenovus’s material risk factors, the assumptions made, and risks and uncertainties which could cause actual results to differ from the anticipated results, refer to “Risk Management and Risk Factors” and “Advisory” in Cenovus’s MD&A for the periods ended December 31, 2022 and June 30, 2023, and to the risk factors, assumptions and uncertainties described in other documents Cenovus files from time to time with securities regulatory authorities in Canada (available on SEDAR+ at sedarplus.ca, on EDGAR at sec.gov and Cenovus’s website at cenovus.com).

Cenovus Energy Inc.
Cenovus Energy Inc. is an integrated energy company with oil and natural gas production operations in Canada and the Asia Pacific region, and upgrading, refining and marketing operations in Canada and the United States. Cenovus is focused on managing its assets in a safe, innovative and cost-efficient manner, integrating environmental, social and governance considerations into its business plans. Cenovus common shares and warrants are listed on the Toronto and New York stock exchanges, and the company’s preferred shares are listed on the Toronto Stock Exchange. For more information, visit cenovus.com.
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